UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FLOW INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

343468104

(CUSIP Number)

John G. Igoe, P.A. Edwards Wildman Palmer LLP 525 Okeechobee Boulevard, Suite 1600 West Palm Beach, Florida 33401 (561) 833-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2012

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 343468104

(1)	NAME OF REPORTING PERSON Otter Creek Partners I, L. P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 65-0273189
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,219,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,219,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No.: 343468104

(1)	NAME OF REPORTING PERSON Otter Creek International Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,535,151
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,535,151
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,151
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No.: 343468104

(1)	NAME OF REPORTING PERSON Otter Creek Management, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 65-027-3191
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,754,151
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,754,151
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,754,151
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No.: 343468104

(1)	NAME OF REPORTING PERSON R. Keith Long
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,754,151
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,754,151
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,754,151
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
(14)	TYPE OF REPORTING PERSON IN

This Amendment No 1 to Schedule 13D amends the Schedule 13D filed on August 12, 2011 (as amended by this Amendment No. 1 to Schedule 13D, this “Schedule 13D”) and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Otter Creek Partners I., L.P., a Delaware limited partnership (the “Domestic Fund”), Otter Creek International, Ltd., a British Virgin Islands international business company (the “Offshore Fund”), Otter Creek Management, Inc., a Delaware corporation (the Management Company”) and R. Keith Long, an individual (“Mr. Long” and, together with the Domestic Fund, the Offshore Fund and the Management Company, the “Reporting Persons”). This Schedule 13D relates to the common stock, par value $0.01 per share, of Flow International Corporation, a Washington corporation (the “Issuer”), which has principal executive offices located at 23500 64th Avenue South, Kent, Washington 98032. Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer. The Management Company is the sole general partner of the Domestic Fund and the investment adviser to the Domestic Fund and the Offshore Fund (collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 2. Identity and Background.

(a) – (c)	This statement is filed jointly by the Reporting Persons.

The Management Company is the sole general partner of the Domestic Fund and the investment adviser to the Funds. Mr. Long is the sole director, majority shareholder and Chief Executive Officer of the Management Company. Mr. Long and Joseph W. O’Neill, Jr. are the executive officers of the Management Company. Mr. Long, Oskar P. Lewnowski and James R. Simcoke are the directors of the Offshore Fund. Messrs. Lewnowski and Simcoke are retired. The business address of the Funds, the Management Company, Mr. Long, and Mr. O’Neill is 222 Lakeview Avenue, Suite 1100, West Palm Beach, FL 33401.

(d)	During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Long, O’Neill and Simcoke are U.S. citizens. Mr. Lewnowski is a British Virgin Islands citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Domestic Fund paid $3,655,608.25 from its working capital to purchase the 1,219,000 shares of Common Stock of the Issuer.

The Offshore Fund paid $4,627,038.22 from its working capital to purchase the 1,535,151 shares of Common Stock of the Issuer.

The Funds effect purchases of securities primarily through accounts maintained for them with Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and the percentage of outstanding shares of Common Stock that the Reporting Persons beneficially owned as of March 21, 2012.

Name	Shares of Common Stock Beneficially Owned		Percentage of Shares of Common Stock Beneficially Owned (1)
The Domestic Fund	1,219,000		2.5%
The Offshore Fund	1,535,151		3.2%
The Management Company	2,754,151	(2)	5.8%
R. Keith Long	2,754,151	(2)	5.8%

The Reporting Persons, as a group	2,754,151		5.8%

(1)	Based on 47,859,450 shares of Common Stock reported outstanding by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2012 filed with the U.S. Securities and Exchange Commission on March 2, 2012. The percentage is rounded to the nearest 1/10 percent.
(2)	Each of the Management Company and R. Keith Long disclaims beneficial ownership of the shares of Common Stock held by the Funds, except to the extent of its or his pecuniary interest therein and this statement shall not be deemed an admission that the Management Company or R. Keith Long is the beneficial owner of such shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or any other purpose.

(b)	The Management Company and Mr. Long share voting and dispositive power with respect to the 2,754,151 shares of Common Stock held directly by the Funds. The Management Company, Mr. Long and the Domestic Fund share voting and dispositive power with respect to the 1,219,000 shares of Common Stock held directly by the Domestic Fund. The Management Company, Mr. Long and the Offshore Fund share voting and dispositive power with respect to the 1,535,151 shares of Common Stock held directly by the Offshore Fund.

(c)	Since January 19, 2012, the Reporting Persons did not acquire any shares of Common Stock and disposed of shares of Common Stock as set forth below. All such shares were disposed of through brokers’ transactions.

SHARES DISPOSED OF BY THE DOMESTIC FUND

Trade Date	Number of Shares	Price Per Share
1/30/2012	8,300	$3.8959
2/3/2012	1,800	3.9447
2/8/2012	13,993	3.8603
2/9/2012	46,151	3.9345
2/9/2012	55,300	3.9799
2/13/2012	22,107	4.0299
2/13/2012	32,400	4.1301
2/15/2012	800	4.2819
2/16/2012	3,200	4.2730
3/16/2012	22,100	4.1299
3/19/2012	11,100	4.1599
3/19/2012	19,900	4.1799
3/20/2012	11,100	4.1899
3/21/2012	8,100	4.1517

SHARES DISPOSED OF BY THE OFFSHORE FUND

Trade Date	Number of Shares	Price Per Share
2/9/2012	30,849	$3.9345
2/9/2012	69,700	3.9799
2/13/2012	45,338	4.0299
2/13/2012	41,000	4.1301
2/15/2012	1,000	4.2819
2/16/2012	3,854	4.2730
3/2/2012	100	4.3869
3/16/2012	27,900	4.1299
3/19/2012	13,900	4.1599
3/19/2012	25,100	4.1799
3/20/2012	13,900	4.1899
3/21/2012	10,364	4.1517

(d)	Other than the Funds which directly hold the shares of Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2012

OTTER CREEK PARTNERS I, L.P.

By:		Otter Creek Management, Inc.,
its general partner

	By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:		/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:		/s/ R. Keith Long
R. Keith Long, Chief Executive Officer

R. KEITH LONG

/s/ R. Keith Long
R. Keith Long